Adira Energy Ltd.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three month period ended March 31, 2014

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three month period ended March 31, 2014, which has been prepared on the basis of information available up until May 30, 2014. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s interim consolidated financial statements for the three month period ended March 31, 2014, as well as the annual consolidated financial statements for the year ended December 31, 2013, together with the notes thereto, available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted. This MD&A is dated May 30, 2014.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira’s Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Information on the Company

Adira is an early-stage oil and gas exploration company.

Through its subsidiary, Adira Energy Israel Ltd. (“Adira Israel”), the Company holds two petroleum licenses in the State of Israel, being license No. 378 (the “Gabriella License”) and license No. 380 (the “Yitzhak License” and together with the Gabriella License, the “Licenses”).

As discussed below, on October 15, 2013, the Company relinquished license No. 388 (the “Samuel License”), back to the State of Israel.

The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

Significant Development during the period

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, the Company significantly reduced its activity, relinquished the Samuel license, and ceased operation on the Gabriella License. Furthermore, there was nominal exploration activity completed on the Yitzhak License. During the first quarter of 2014, the Company focused on further reducing its liabilities and seeking additional financing opportunities. In order to maintain the Licenses, the Company will be required to expend amounts in respect of exploration expenditures for certain milestones on each of the Licenses. As of the date hereof, the Company does not believe that it will be able to meet all of the milestones as they become due.

As of the date hereof, Adira Israel has settled most of its account with its creditors. In 2014, a claim was raised by one of its creditors against Adira Israel in the approximate amount of $750 thousand with respect to payments made to other creditors. While the Company has rejected these allegations, it is currently negotiating a settlement agreement regarding this claim. The Company is presently unable to estimate the final outcome of this claim and whether it will result in any liability in 2014.

On February 16, 2014, the Ministry (as defined below) published new guidelines in respect of security guarantee payments (the “Security Deposits”) for all offshore petroleum licenses, requiring each license consortium to deposit $2.5 million per offshore license with the Ministry by March 31, 2014. The deadline for payment has subsequently been extended to July 31, 2014. As of the date hereof, the Company does not have sufficient funds to make its pro rata share of the Security Deposits. The Company is currently examining the consequences of the above mentioned guidelines on the Company’s operations. Should the consortiums on each of the License fail to meet these requirements, the Ministry will view such failure as a default on the license and will have the right to retract the Licenses that are in default.

Overall Performance

Business Overview

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers) and is approximately 10 kilometers offshore Israel between Netanya and Ashdod. The Gabriella License was issued to the Company on July 15, 2009 for an initial three year exploration period, subject to renewal for an additional period of four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease maybe granted if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On October 16, 2013, the Ministry of Energy and Water of the State of Israel (the “Ministry”) granted an extension of the expiration of the Gabriella License until September 1, 2014, with a corresponding extension of certain milestones.

The following table sets out the current work program that must be completed in order to maintain the Gabriella License:

Gabriella Work Program	Milestone Dates
1. Submit to the Ministry a request for approval of a new operator	February 28, 2014
2. Execute a contract with a drilling contractor	April 30, 2014
3. Complete an Antisotricpic PSDM and coherent sub surface model	July 31, 2014
4. Spud the first well	August 31, 2014

Adira Israel and the other Gabriella License participants have missed the February 28, 2014, deadline to submit to the Ministry a request for approval of a new operator and the April 30, 2014, deadline to execute a contract with a drilling contractor. Until such defaults are rectified, the consortium is at risk of the Ministry retracting the Gabriella License.

In January 2010, the Company, through Adira Israel, entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) to transfer 70% of its participating interests in the Gabriella License to MELP (the “Gabriella 2010 Agreement”). In January 2010, a subsidiary of Brownstone Energy Inc. (“Brownstone”) exercised its option to purchase 15% of the participating interests in the Gabriella License. To date, Brownstone’s interest in the Gabriella License has not been registered with the Ministry; however Adira Israel holds Brownstone’s 15% interest in trust on behalf of Brownstone pursuant to an agreement dated July 7, 2011.

The relationship of the Gabriella License participants is governed by a joint operating agreement or “JOA” (the “Gabriella JOA”). Pursuant to the Gabriella JOA, Adira Israel is the operator of the Gabriella License. The Gabriella License participants used to pay Adira Israel an operating fee (the “Operator Fee”), however, pursuant to the Settlement Agreement (as defined below), since Adira did not pay the Settlement Costs (as defined below), as of January 1, 2013, Adira ceased to receive the operator fees. In connection with the extension of the Gabriella License, Adira Israel has agreed to resign as the operator of the Gabriella License. The Gabriella License participants had until February 28, 2014, to name an alternative operator for Ministry approval, but have failed to meet this deadline.

Adira Israel was also entitled to receive (a) 4.25% of the 7.5% management fees payable by MELP to MEGP (the “Management Fee”), and (b) an overiding royalty interest (“ORRI”) in the aggregate amount of 4.5% (2.25% from each of MELP and MEGP) from any resources extracted from the Gabriella License until MELP recovers the pro rata exploration expenditures incurred by it, after which time the royalty increases to an aggregate of 10.5% (5.25% from each of MELP and MEGP), however, as discussed below, such entitlements have since been relinquished.

Between July 2012 and January 2013, Adira Israel, MELP and Brownstone entered into various agreements for the purpose of drilling an exploration well on the Gabriella License. The drilling, however, was not accomplished and Adira Israel and MELP similarly alleged that the other was in default of various obligations under the Gabriella JOA and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the “Settlement Agreement Effective Date”), Adira Israel entered into a settlement and release agreement (the “Settlement Agreement”) with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations. Pursuant to the Settlement Agreement, the Gabriella License participants agreed to waive and release each other from any claims and demands that they may have against each other with respect to the Gabriella License. The Agreement further provides that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the exploration well. Adira Israel’s net share of the costs totals approximately $3.3 million (the “Settlement Costs”) and was payable in stages over a 60-90 day period from the Settlement Agreement Effective Date. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, the Management Fee. In the event that Adira Israel did not pay the Settlement Costs, Adira Israel was required to relinquish its ORRI and, at MELP’s request, may be required to withdraw from the Gabriella JOA and assign its participating interest in the Gabriella License to the remaining Gabriella License participants. To date, Adira Israel has not paid the Settlement Costs and has relinquished its ORRI. Although MELP has yet to make the forgoing request, Adira Israel remains at risk of being required to withdraw from the Gabriella License.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore and is contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Israel (85% working interest) and Brownstone (15% working interest) for an initial three year exploration period and may be renewed upon fulfillment of certain conditions for an additional four year period plus an additional 2 year renewal option in the case of a reserve discovery. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. On October 16, 2013, the Ministry granted an extension of the expiration of the Yitzhak License until October 15, 2014, with a corresponding extension of certain milestones.

The following table sets out the current work program that must be completed to maintain the Yitzhak License:

Yitzhak Work Program	Milestone Dates
1. Execute a contract with a drilling contractor	September 30, 2014

On January 9, 2012, Adira Israel received approval from the Petroleum Commissioner of Israel (the “Commissioner”) to farm-out a 5% carried working interest to AGR Group ASA (“AGR”) and a 20% working interest (subject to dilution explained below) to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. In accordance with the Ellomay Farm-Out Agreement (as defined below), Ellomay has since transferred half of its working interest (being 10%) back to Adira Israel for no cost. Following this transfer, Adira Israel has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest. The new holdings have yet to be approved by the Commissioner

The farm-out agreement between Adira Israel and AGR, dated November 29, 2011 (the “AGR Farm-Out Agreement”), provides, among other things, that: (a) AGR’s 5% working interest is carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR issued to Adira Israel a 3% ORRI on AGR’s share of production, until repayment of AGR's expenditures in the work program and a 4.5% ORRI from that point forward; (c) AGR will be designated lead operator in accordance with Israeli regulations definition of “Operator”, with the continued involvement of Adira Israel as “Co-Operator”; and (d) AGR will be appointed as engineering services contractor on the Yitzhak License, with the continued involvement of Adira Israel as part of the core professional team led by AGR .

The farm-out agreement between Adira Israel and Ellomay, dated November 29, 2011 (the “Ellomay Farm-Out Agreement”), provides, among other things, that: (a) Ellomay will reimburse Adira Israel for its proportionate share of the costs incurred by Adira Israel on the Yitzhak License, plus interest at LIBOR plus 1%; and (b) Ellomay will issue to Adira Israel a 3% ORRI on Ellomay’s share of production, until repayment of Ellomay's expenditures in the work program and a 4.5% ORRI from that date forward.

Adira Israel, Brownstone, AGR and Ellomay signed a joint operating agreement (the “Yitzhak JOA”) on September 11, 2012, to regulate their commercial relationship in respect of the Yitzhak License. The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

On June 13, 2012, Adira Israel granted to MELP an option (“MELP Yitzhak Option”) to purchase from Adira Israel a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). The MELP Yitzhak Option may be exercised until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira Israel for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira Israel an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner.

Samuel License

As a result of challenging markets and difficulty in raising significant funds to drill multi well programs, on October 14, 2103, Adira Geo Global Ltd. (“Adira Geo Global”), a partly-owned subsidiary of the Company, Adira Oil Technologies Ltd., a wholly-owned subsidiary of the Company, and the other Samuel License consortium members relinquished the Samuel License back to the State of Israel. Adira indirectly (through Adira Energy Holding Corp.) owns 60% of Adira Geo Global and Geo Global Resources (India) Inc. owns 40%. The Ministry approved the surrender of the Samuel License on October 15, 2013.

Yam Hadera Option

Pursuant to the Gabriella 2012 Agreement, Adira Israel has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

Myra and Sara Option

The Company has an option to acquire up to a 5% participating interest in two licenses called the Myra License and Sara License (the “M&S Option”). The Company obtained the M&S Option from Adira Barbados prior to its dissolution. The Company currently ascribes no value to the Myra and Sara Licenses and as such it does not consider it to be material to its operations.

Capital Expenditures and Divestitures

During the three month period ended March 31, 2014, the Company incurred no capital expenditures or disposition of property and equipment.

The Company's currently has no planned capital expenditures for the next twelve months.

Additional Disclosure for Venture Issuers without Significant Revenues:

	Three Month Period Ended
	March 31,
	2014	2013
	U.S. dollars in thousands

Capitalized and expensed Exploration costs	$-	$3,108

General and administrative expenses (including share based compensation)	$15	$1,472

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the three month period ended March 31, 2014:

	Three Month Period Ended
	March 31,
	2014	2013
	U.S. dollars in thousands
Revenues and other income	-	13

Expenses:
Exploration expenses	-	1,893
General and administrative expenses	15	1,472
Impairment charge (reversal)	(431)	2,243

Total expenses	(446)	5,608

Operating profit (loss)	446	(5,595)

Financing income	-	2,480
Financing expense	(40)	(13)

Profit (loss) before income taxes	406	(3,128)
Income taxes		-

Net profit (loss) and comprehensive profit (loss)	406	(3,128)

Net profit (loss) and comprehensive profit (loss) attributed to:
Equity holders of the parent	406	(3,128)
Non-controlling interests	-	-

Basic and diluted net profit (loss) per share attributable to equity holders of the parent	0.01	(0.05)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	60,260,363	60,260,363

Revenues and Other Income

	Three Month Period Ended
	March 31,
	2014	2013
	U.S. dollars in thousands

Consulting fees	$-	$12
Operator fees	-	1

	$-	$13

“Consulting fees” relates to consulting services in respect of the Licenses and the Samuel License on a “time and materials” basis. For the year three month period ended March 31, 2014, the Company earned no consulting fees as compared to $12 thousand for the three month period ended March 31, 2013.

“Operator fees” relate to fees that the Company received as the operator on the Licenses and the Samuel License, at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures (“UJVs”). For the three month period ended March 31, 2014, the Company earned no operator fees, as compared to $1 thousand for the three month period ended March 31, 2013.

The decrease in Consulting fees and Operation fees in 2014 is due to the fact that there were no exploration activities on the license during 2014. In early 2013 the Company ceased the planned drilling operations on the Gabriella License, and there were minimal activities on the Yitzhak License and Samuel License (which was returned to the Ministry during 2013).

Expenses

Exploration Expenses

For the three month period ended March 31, 2014, exploration expenses amounted to Nil as compared to $1.9 million for three month period ended March 31, 2013. The decrease in exploration expenses is due to the reduced operations on the Licenses in 2014.

General and Administrative Expenses

For the three month period ended March 31, 2014, general and administrative expenses amounted to $15 thousand as compared to $1.5 million for the three month period ended March 31, 2013. The decrease in general and administrative expenses resulted primarily from the decrease of the Company’s exploration activities since its suspended operations on the Gabriella License, a significant reduction in the number of people that it employed and a reduction in rental and other related expenses.

Impairment Charge (Reversal)

For the three month period ended March 31, 2014, the impairment charge reversal amounted to $431 thousand as compared to a charge of $2.2 million for the three month period ended March 31, 2013. The reversal of the impairment relates to discounts that the Adira negotiated with suppliers in respect of outstanding obligations on the Licenses. The amount in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets prior to the suspension of operations on the Gabriella License, and which have subsequently been written–off, and the Company’s decision to write off expenses on the Yitzhak License due to the low probability of realization of the asset from either the successful development or sale of the Yitzhak License in the near future.

Financing Income/Expense

For the three month period ended March 31, 2014, financing income amounted to Nil as compared to $2.5 million for the three month period ended March 31, 2013, and financing expenses of $40 thousand for the three month period ended March 31, 2014 as compared to $13 thousand for the three month period ended March 31, 2013.

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel, most of its monetary assets are held in U.S. dollars and most of its expenditures are made in U.S. dollars. However, it also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit/Loss

The Company reported a net profit and comprehensive profit for the three month period ended March 31, 2014 of $406 thousand as compared to a net loss and comprehensive loss of $3.1 for the three month period ended March 31, 2013. The primary reason for the profit in 2014 is due to the reversal of impairment charges made in prior years which are relating to discounts that Adira negotiated with suppliers in respect of outstanding obligations on the Licenses.

Inflation

During the three month periods ended March 31, 2014 and March 31, 2013, inflation has not had a material impact on the Company’s operations.

Government Regulation

The Licenses have been granted to us, through various subsidiaries, by the State of Israel under the Israeli Petroleum Law, and our evaluation and exploration activities in the areas covered by the Licenses must be undertaken in compliance with work plans approved by the Commissioner.

Summary of Quarterly Results

	Quarter ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	4
Net Profit (loss)	$446	(70)	(2,478)	32
Net Profit (loss) per share*	$0.01	(0.01)	(0.04)	0.01

*Attributable to equity holders of the Company, post Consolidation

	Quarter ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	U.S dollars in thousands, except per share data
Revenues	$13	318	422	489
Net Profit (loss)	$(3,128)	(7,264)	(1,460)	(865)
Net Profit (loss) per share*	$(0.05)	(0.12)	(0.03)	(0.03)

*Attributable to equity holders of the Company, post Consolidation

Net profit (loss) per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. Net losses in the quarter ended December 31, 2012, were significantly higher than the preceding periods due to an impairment charge in respect of the Samuel license. The net loss for the quarter ended March 31, 2013, resulted primarily from an impairment charge in respect of the Gabriella License and the net profit for the quarter ended June 30, 2013, is due to reduced general and administrative expenses and finance income recorded in respect of the re-measurement of the warrants issued in August 2012. The net loss for the quarter ended September 30, 2013, resulted primarily from an impairment charge in respect of the Yitzhak license and the net loss for the quarter ended December 31, 2013 was significantly reduced in line with the reduced activities of the Company. The profit during the first quarter ended March 31, 2014 is due to the reversal of impairment write-offs made in previous years.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $34.2 million as of March 31, 2014 ($34.6 million as of December 31, 2013), and the Company had positive cash flows from operations of $164 thousand during the three month period ended March 31, 2014 (positive cash flows of $1.2 million during the three month period ended March 31, 2013). The ability of the Company to continue a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, the Company significantly reduced its activity, relinquished the Samuel license, and ceased operations in Gabriella. Furthermore, there was nominal exploration activity in the Yitzhak License. During the first quarter of 2014 there was no operational activity on the Licenses.

During the three month period ended March 31, 2014, the Company’s overall position of cash and cash equivalents increased by $175 thousand. This increase in cash can be attributed to the following:

The Company’s net cash generated from operating activities during the three month period ended March 31, 2014 was $164 thousand as compared to $1.2 million for the three month period ended March 31, 2013. This decrease is due to the reduced activities during the period. The generation of cash during the period is a as result of a significant decrease in accounts receivable, offset by a smaller increase in accounts payable.

Cash generated from investing activities during the three month period ended March 31, 2014 was $15 thousand as compared to cash used in investing activities of $2.5 million during the three month period ended March 31, 2013. The generation of cash from investment activities in 2014 relates to the decreased in restricted cash. In 2013, the case used in operating activities related primarily to investment in exploration and evaluation activities.

Cash provided by financing activities for the three month periods ended March 31, 201,4 and March 31, 2013, was Nil.

There are no legal restrictions on transferring funds between Canada and Israel.

Capital Resources

At March 31, 2014, the Company’s cash and cash equivalents were $792 thousand (March 31, 2013 - $1.1 million). The majority of this balance is being held in US Dollars. Our working capital at March 31, 2014 was $153 thousand as compared to negative $4.1 million at March 31, 2013. The improvement in 2014 is a result of the sale of assets and reduction in obligations by way of settlement agreements with suppliers.

Commitments

Adira Israel has Ministry mandated commitments to complete work programs for each of the Licenses. Please see “Business Overview” above for information on the Company’s commitments on the Licenses.

As discussed above, in order to maintain the Licenses, the Company will be required to expend amounts in respect of exploration expenditures for certain milestones on each of the Licenses. As of the date hereof, the Company does not currently believe that it will be able to meet all of the milestones as they become due.

As of March 31, 2014, the Company’s share of the remaining contractual commitments for the Licenses was Nil.

Additionally, On February 16, 2014, the Ministry published new guidelines (the “Guidelines”) in respect of security guarantee payments (“Security Deposit”) for all offshore licenses that require each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. On March 27, 2014, the Ministry announced that it has extended the deadline for the Security Deposit until May 15, 2014. On May 11,2014, the Ministry announce that it has further extended the deadline for the Security Deposit until July 31, 2014. As of the date hereof, the Company does not have sufficient funds to make its pro-rate share of the Security Deposit. The Company is currently examining the consequences of the Guidelines on its operations. Should the consortiums on each of the License fail to meet these requirements, the Ministry will view such failure as a default on the license and will have the right to retract the Licenses that are in default.

Approved Expenditures Relating to the Gabriella and Yitzhak

As of March 31, 2014, all budgeted and planned expenses for the advancement of the drilling programs on the Licenses have been suspended until the Company receives the extensions for its Licenses.

As discussed above, in order to maintain the Licenses the Company, through Adira Israel, is required to expend additional amounts in respect of exploration expenditure for certain milestones on each of the Licenses. As of the date hereof, the Company does not believe that it can meet all of its drilling and related expenditures as they become due to maintain its interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of Adira Israel’s participating interests in the Licenses.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 60,260,318 common shares outstanding, 82,365,640 warrants outstanding and 2,842,665 stock options granted to directors, officers and employees.

Management of Capital

	Three Month Period Ended
	March 31,
	2014	2013
	U.S. dollars in thousands
EQUITY
Share capital	$-	$-
Additional paid-in capital	33,954	34,041
Accumulated deficit	(34,759)	(31,975)

Equity attributable to equity holders of the parent	195	2,066
Non-controlling interests	-	-

Total equity (deficit)	$195	$2,066

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

See “Commitments” above.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the three month period ended March 31, 2014, the Company incurred $73 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $119 thousand during the three month period ended March 31, 2013.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

Critical Accounting Policies and Estimates

The Company’s results of operation and financial condition are based on its consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require it to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to it at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company’s financial statements will be affected. The significant accounting policies and estimates that Management believes are the most critical to aid in fully understanding and evaluating the Company’s reported financial results include the following:

  Exploration and evaluation assets;

  Share-based payment transactions;
  Joint oil and gas ventures;
  Farm out arrangements in the exploration and evaluation phase;
  Impairment of financial assets; and
  Revenue recognition.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Exploration and evaluation assets

Pre-license costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

The Company, through certain subsidiaries, conducts petroleum and natural gas exploration activities jointly with other participants who each have direct interests in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A “farm-out” is the transfer of an oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the original interest holder (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;
  the Company does not recognize a gain or loss on the farm out arrangement, but rather designates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and
  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are mainly derived from:

1. Operator fees - The Company acts as the operator or joint operator on the Licenses and is entitled to operator fees and revenues are recognized in accordance with the terms of the JOAs, as exploration expenses are incurred in the UJV’s.

2. Consulting fees – The Company provides consulting services in respect of the Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting in the three month period ended March 31, 2014, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of March 31, 2014, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. As of March 31, 2014, the Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $792 thousand and on accounts and other receivable of $378 thousand. None of the Company’s accounts receivable is overdue as at March 31, 2014.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of March 31, 2014, the Company had cash and cash equivalents of $792 thousand, restricted deposits of $20 thousand and accounts and other receivables of $378 against current trade and other payables in the amount of $1.5 million.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 30, 2014, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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